Exhibit 99.1
NEWS RELEASE
FOR IMMEDIATE RELEASE
January 23, 2006

Extendicare Announces Fourth Quarter News Release and Conference Call Dates

MARKHAM, ONTARIO - Extendicare Inc. (TSX: EXE.MV and EXE.SV; NYSE: EXE) will release its 2005 fourth quarter financial results after the close of markets on Wednesday, February 22, 2006. The Company will hold a conference call on Thursday, February 23, 2006 at 10:00 a.m. (ET) to discuss its results for the fourth quarter and year ended December 31, 2005.

Following its release on February 22, 2006, the Company will post a copy of the press release on its website, in addition to an update of its supplemental information package found under the Investor Information/Investor Documents/Supplemental Information section of its website at www.extendicare.com.

The February 23, 2006, conference call will be webcast live, and archived, in the Investor Information section of Extendicare’s website. The toll-free number for the live call is 1-866-540-8136. Local callers please dial 416-340-8010. A taped rebroadcast will be available approximately two hours after completion of the live call on February 23, 2006, until midnight on March 10, 2006. To access the rebroadcast, dial 1-800-408-3053. Local callers please dial 416-695-5800. The conference ID number is 3173269.

Scheduled speakers for the Company on the conference call include: Mel Rhinelander, President and Chief Executive Officer; Richard Bertrand, Senior Vice-President and Chief Financial Officer; and Christopher Barnes, Manager, Investor Relations.

Extendicare Inc. is a major provider of long-term care and related services in North America. Through its subsidiaries, Extendicare operates 439 nursing and assisted living facilities in North America, with capacity for 34,500 residents. As well, through its operations in the United States, Extendicare offers medical specialty services such as subacute care and rehabilitative therapy services, while home health care services are provided in Canada. The Company employs 38,100 people in North America.

For further information, contact:

Extendicare Inc.
Christopher Barnes
Manager, Investor Relations
Telephone: (905) 470-5483
Fax: (905) 470-4003
Visit Extendicare's website @ www.extendicare.com